FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang

Jiashan, Zhejiang 314117

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N/A

RENESOLA LTD

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: December 9, 2008

Exhibit 99.1

ReneSola Announces Divestment of Henan Polysilicon Joint Venture

JIASHAN, China, December 8, 2008 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL) (AIM: SOLA.L), a leading Chinese manufacturer of solar wafers, today announced that it has sold its 49% equity interest (the “Divestment”) in Linzhou Zhongsheng Semiconductor Silicon Material Co., Ltd. (the “Joint Venture”).

In August 2007, ReneSola and Linzhou Zhongsheng Steel Co., Ltd. (“Zhongsheng Steel”) established the Joint Venture to engage in virgin polysilicon production in Linzhou, Henan Province, China. The Company invested approximately RMB103 million for an equity interest of 49% in the Joint Venture. In June 2008, the Company and Zhongsheng Steel amended the commercial arrangement in the joint venture contract to reduce the contracted obligation of the Company to purchase the output of the Joint Venture from 90% to a minimum of 55% at market price with a term of three years, instead of 30 years in the original agreement.

For the nine months ended September 30, 2008, the Joint Venture recorded revenues of RMB266 million and a net profit of approximately RMB131 million. Prior to the Divestment ReneSola equity accounted for its interest in the Joint Venture. In the three months ended September 30, 2008, the Company’s equity interest in the earnings of the Joint Venture was US$5.2 million.

The Company has sold its 49% equity interest in the Joint Venture to Zhongsheng Steel for a total consideration of RMB200 million, represented by cash paid on completion of RMB44 million and either a credit of RMB156 million through a discount of RMB500/kg to the polysilicon spot price for future supplies or cash in the amount of RMB156 million.

“As part of our ongoing evaluation of our raw material sourcing strategy for 2009 we have determined it is in the best interests of our shareholders to divest our equity interest in the Henan polysilicon production facility,” said Mr. Xianshou Li, ReneSola’s chief executive officer.

Mr. Li continued, “The Linzhou facility will continue to provide us with polysilicon at a discounted price until the RMB156 million is fully credited. Our existing polysilicon purchase contracts, combined with the additional production from our Sichuan polysilicon plant and the Linzhou facility and expected tolling arrangements, should fully support our required feedstock for our 2009 wafer production output.”

About ReneSola

ReneSola Ltd (“ReneSola”) is a leading global manufacturer of solar wafers based in China. Capitalizing on proprietary technologies and technical know-how, ReneSola manufactures monocrystalline and multicrystalline solar wafers. In addition, ReneSola strives to enhance its competitiveness through upstream integration into virgin polysilicon manufacturing. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are currently traded on the New York Stock Exchange (NYSE: SOL) and the AIM market of the London Stock Exchange (AIM: SOLA). For more information about ReneSola, please visit www.renesola.com.

Safe Harbor Statement

This press release may contain statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission, including our registration statement on Form F-1. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

For investor and media inquiries, please contact:

In China:

Mr. Charles Bai

ReneSola Ltd

Tel: +86 (573) 8477-3061

E-mail: charles.bai@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86 (10) 8520-6284

E-mail: derek.mitchell@ogilvy.com

In the United States:

Mr. Thomas Smith

Ogilvy Financial, New York

Tel: +1 (212) 880-5269

E-mail: thomas.smith@ogilvypr.com

In the United Kingdom:

Mr. Tim Feather / Mr. Richard Baty

Hanson Westhouse Limited, London

Tel: +44 (0) 20-7601-6100

E-mail: tim.feather@hansonwesthouse.com / richard.baty@hansonwesthouse.com